Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 7: Protection of Confidential Trading Information

  a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
    i. written standards controlling employees of the ATS that trade for employees' accounts; and
    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

PURE ATS's Subscriber Confidential Information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions, as described in Part II, Item 6.

PURE has established and maintains written policies and procedures designed to safeguard Subscriber Confidential Information. Pursuant to those procedures, the CEO grants access to Subscriber Confidential Information as needed to enable employees and contractors with roles that support the operation of the ATS and its compliance with applicable rules (such employees and contractors, collectively, "Authorized Personnel") to perform their duties and responsibilities. Individuals with access to Subscriber Confidential Information are strictly prohibited from using such information in an unauthorized manner, including discussing Subscriber Confidential Information with any persons not involved in the operation of the ATS or responsible for the ATS's compliance with applicable rules.

At present, given (i) the number of employees at PURE; (ii) the scope of employee roles; and (iii) that the ATS is the only product offered by PURE, the CEO, in consultation with the CCO, has granted all employees access to all Subscriber Confidential Information, on either a real-time or post hoc basis. As the number of employees at PURE increases, PURE's written policies and procedures will be amended to provide for more tiered or selective access to Subscriber Confidential Information.

Authorized Personnel access the Subscriber Confidential Information primarily through PUMA (PureStream Monitoring and Analytics), PURE's proprietary application that is used in connection with trade monitoring, compliance obligations, and billing, and other PURE internal applications, subject to PURE access and entitlement controls. Please see the response to Part II, Item 7.d below for additional information on the individuals and systems with access to Subscriber Confidential Information, including the basis for such access.

SEPARATION OF SYSTEMS AND PERSONNEL

The PURE ATS matching engine is hosted and operated by Ocean and is physically separate from the other PURE systems with access to Subscriber Confidential Information (e.g., PUMA). Similarly, the ATS matching engine and order entry servers are on separate hardware from other systems hosted and operated by Ocean. Additionally, the Ocean employees that are responsible for the daily operation of the ATS and that have access to the ATS's order book are in a separate physical location from PURE employees.

PURE is an agency only broker-dealer that exclusively operates the ATS and has no other lines of business or trading capabilities.

THIRD PARTY ACCESS PROTECTIONS:

Certain Ocean employees have access to Subscriber Confidential Information, including real-time and historical information regarding individual orders and executions, names of Subscribers, and volume of orders in the ATS. Such employees include Ocean staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

Ocean's policies and procedures (i) restrict which Ocean employees have access to Subscriber Confidential Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations.

Ocean's policies and procedures employ a three-pronged approach to permission access to the PURE ATS. First, an Ocean employee must complete Compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities where such role and responsibilities require access to the PURE ATS. No other Ocean employees have access to the PURE ATS or Subscriber Confidential Information. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.

Ocean employees who have access to Subscriber Confidential Information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures". Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are also subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations, including non-compliance with the above-referenced policies and procedures.

In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information (so long as not prohibited by applicable laws, rules, or regulations).

PURE has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of Subscriber Confidential Information, either through audits conducted by PURE's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

In addition to Ocean personnel, Ocean has retained S3 to submit trade reports to the Consolidated Audit Trail ("CAT") on PURE's behalf. Accordingly, certain S3 personnel have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information. Only S3 personnel that are required to perform approved tasks (i.e., performing the trade reporting functions on PURE's behalf via its relationship with Ocean) are authorized to access the relevant Subscriber Confidential Information (as described above). To ensure that only authorized personnel access the relevant Subscriber Confidential Information, and that authorized personnel only use such access to perform approved functions, S3 performs periodic access audits. An attestation setting forth the results of these audits are

provided to PURE. In addition to the results of these audits, S3 will notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information.

PURE ATS ACCESS PROTECTIONS:

PURE possesses information that is sensitive and valuable, including the ATS's proprietary information and Subscriber Confidential Information. The exposure of sensitive information to unauthorized individuals could cause irreparable harm to the ATS and its Subscribers and could subject the ATS to fines or other regulatory sanctions. Additionally, if ATS information is tampered or interfered with, damaged, or made unavailable, it could impair the ATS's ability to do business. Therefore, the ATS requires Authorized Personnel to diligently protect both the ATS's proprietary information as well as the Subscriber Confidential Information of current and former Subscribers, to the extent that they have such access.

Access to Subscriber Confidential Information is limited to Authorized Personnel with a legitimate business need for the information. Presently, for the reasons explained above, this includes all current PURE employees. PURE controls the electronic access to Subscriber Confidential Information with security measures including multi-factor authentication, password protection requirements, network firewalls, and access control methods. Hard copy documents must be secured by locking the file cabinet or office in which they are stored and shredded when it is timely and appropriate to destroy them.

PURE also has detailed written firm-wide policies and procedures designed to monitor the personal trading of employees and other Authorized Personnel with access to live trading information. To address potential conflicts of interest, PURE's applicable trading policy requires: (i) disclosure of all personal trading accounts for activity monitoring purposes; and (ii) covered Authorized Personnel to provide advance notice to PURE Compliance of all personal transactions. Further, such personnel are prohibited from entering orders for personal transactions while the ATS is open for trading (i.e., 9:30am to 4:00pm on business days, absent an early close or holiday). Personal trading that has an appearance of impropriety (e.g., potential front-running) is prohibited.

Additionally, on an annual basis, Authorized Personnel participate in Compliance training that addresses information protection and Subscriber confidentiality. Additionally, on a firm-wide basis, PURE continuously monitors electronic communications to identify potential policy violations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
Yes.

If yes, explain how and under what conditions.

At the direction of Subscribers only, PURE will send a Subscriber's order and trade information to a Subscriber's third-party service provider. Any Subscriber can request this service via written request and upon demonstration of a legitimate business purpose (examples of such purposes may include, but not be limited to submissions to perform transaction cost analysis or trade reporting;

filing disclosures regarding order execution and order routing; or providing drop copies to order management systems), for sharing such information (i.e., PURE reserves the right to reject an information sharing request if, in its discretion, there is no legitimate business purpose for doing so). Further, PURE will only transmit information (at the Subscriber's request) to third parties that: satisfy such technical or systems requirements as may be prescribed by PURE (e.g., must be able to receive relevant order information electronically via FIX); pass background, regulatory, disciplinary, or similar diligence PURE may perform that will include reviews of publicly available information; and, if needed, enter into a technology agreement with PURE to receive relevant information.

The scope of the order and trade information, the timing of when the information will be transmitted (which may be intraday, after the close of the trading day, or other predetermined times), and any other required logistical details will be agreed upon between the Subscriber and PURE prior to information sharing. Note that PURE does not route or display orders for execution; this service is provided only to enable the Subscriber to share its order and trade information.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
If yes, explain how and under what conditions.

Yes. PURE will only send a Subscriber's Confidential Information to the Subscriber's third-party service providers at the Subscriber's direction. As such, Subscribers can withdraw such instruction either by informing PURE that it no longer wishes to send information to a particular service provider or by not including the relevant instructions, as applicable, to a given action.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The below personnel teams or units have access to Subscriber Confidential Information. The basis for approved access to Subscriber Confidential Information is to service and/or support PURE ATS in different capacities. Access to ~~Confidential~~ Subscriber Confidential Information is generally through PUMA and other PURE-controlled internal applications, which are used in connection with: (i) monitoring transactional activity; (ii) Subscriber and regulatory support; (iii) compliance and risk monitoring; (iv) intra-day and EOD Regulatory reporting; (v) billing; and (vi) other ATS operational support functions. Only Authorized Personnel have access to these internal applications (as approved).

PURE's employees can also access Subscriber Confidential Information via Ocean's ATS monitoring application, OceanView, and Nasdaq SMARTS Trade Surveillance, (an automated compliance application that facilitates PURE's monitoring of all trading activity on the ATS for compliance with applicable laws, rules, regulations, and ATS policies by surveilling for potentially improper or disruptive trading activity).

1. PURE management, comprised of the CEO, COOs, CTO, and CCO.

2. ATS Subscriber Support. Provides support to Subscribers and/or their clients, including with respect to onboarding, use and implementation of the ATS protocols, and orders, transaction, and general inquiries.

3. Market and ATS Operations. Responsible for the day-to-day operation of the ATS. This team monitors the ATS and related applications to ensure that they are operating as designed. This team is also involved with software development and changes to the ATS, ad hoc data analysis, and data archiving. This team also monitors for external market anomalies that could impact PURE ATS Subscribers and general system health. In addition to monitoring the system via PUMA, the employees on the Markets Operations team will have access to OceanView, and Nasdaq SMARTS.

4. Internal Controls and Compliance. Responsible for risk, non-ATS technology, compliance, and operations. While not all functional responsibilities in the internal team require access to Subscriber Confidential Information, given the likely overlap of roles and supervision, all employee members of the team will have access to Subscriber Confidential Information, including via PUMA, OceanView, and Nasdaq SMARTS.

5. Ancillary and Back-office Support. Includes support teams such as legal and finance and accounting.

Note that as stated in Part II, Item 6, above, PTT personnel are all associated persons with PURE. These Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management is PTT management; and PURE legal personnel perform legal responsibilities at PTT). All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in this section, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

All Authorized Personnel will receive annual training on Subscriber Confidential Information.

With respect to service-providers, Ocean, S3 (via arrangement with Ocean), Instinet, and CRC will have access to Subscriber Confidential Information.

In connection with the services Ocean is providing PURE, Ocean employees whose roles with respect to the ATS require access to such information, will have access to Subscriber Confidential Information, including orders, executions, and risk settings. These employees are from Ocean groups including Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

In connection with its outsourcing arrangement with Ocean, S3 employees who require such access to perform trade reporting on behalf of the ATS, will have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information.

In connection with the FINOP and other services provided to the ATS, CRC personnel who perform those services will potentially have access to Subscriber Confidential Information, including Subscriber identifying information and order and execution information, as well as communications. As part of its relationship with PURE, CRC is obligated to protect all Subscriber Confidential Information.

In connection with clearing services provided, Instinet receives all of the executions of PURE ATS's Subscribers. The details of such executions include the quantity, side, symbol, time, and price of the execution. As part of its relationship with PURE, Instinet is obligated to protect all Subscriber Confidential Information, including data and information related to Subscribers. Further, Instinet is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.